

**AMSTEEL CORPORATION BERHAD** (20667-M)

A Member of The Lion Group





06013908

RECEIVED
2006 MAY 31 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

9 May 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

SUPPL

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 8 May 2006, Re: First Announcement Pursuant to the Amended Practice Note no. 17/2005 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

## General Announcement

Ownership transfer to AMSTEEL on 08/05/2006 05:45:33 PM
Submitted by AMSTEEL on 08/05/2006 05:51:04 PM
Reference No AA-060508-59923

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **CHAN POH LAN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**FIRST ANNOUNCEMENT PURSUANT TO THE AMENDED PRACTICE NOTE NO. 17/2005**

* **Contents :-**

In accordance with the requirements of the amended Practice Note No. 17/2005 issued pursuant to the amended paragraph 8.14C of the Bursa Malaysia Securities Berhad's ("Bursa Securities") Listing Requirements which took effect on 5 May 2006 ("Amended PN 17"), the Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") hereby announce that Amsteel is an affected listed issuer as the auditors have expressed a modified opinion with emphasis on the Company's going concern in the Company's latest audited financial statement for the financial year ended 30 June 2005 and the shareholders' equity of Amsteel on a consolidated basis as at 30 June 2005 represented 17.3% of the issued and paid-up capital of the Company.

In respect of the unaudited interim results of the Company for the second quarter ended 31 December 2005, the shareholders' equity of Amsteel on a consolidated basis represented 16.8% of the issued and paid-up capital of the Company.

Pursuant to the Amended PN 17, Amsteel is:

i) given a time frame of 8 months to submit its plan that is substantive and falls within the ambit of Section 32 of the Securities Commission ("SC") Act, 1993 to regularise its financial condition ("Regularisation Plan") to the approving authority;

ii) to announce the status of its Regularisation Plan or its endeavours to formulate such a plan to regularise its financial condition on a monthly basis,

iii) to announce its compliance or failure to comply, with any particular obligation imposed on Amsteel by Bursa Securities pursuant to the Amended PN 17, as and when such obligation becomes due; and

iv) required to appoint a merchant banker or a participating organisation that may act as a principal adviser under the SC's Policies and Guidelines on Issue/Offer of Securities to be appointed by the Company, to make the announcement on the details of the Regularisation Plan and the timeline for the complete implementation of the Regularisation Plan.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 8 MAY 2006

Failure to comply with any of the aforesaid obligations imposed by the Amended PN 17 may lead to suspension or de-listing of the Amsteel shares from the Bursa Securities.

The Company is looking into formulating a plan to regularise the condition.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

---

AMSTEEL CORPORATION BERHAD (20667-M)

.......................................................................

*Secretary*



8 MAY 2006